UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Fifth Third Auto Trust 2017-1

(Exact name of issuing entity as specified in its charter)

Commission File Number of issuing entity: 333-211395-01

Central Index Key Number of issuing entity: 0001715585

Fifth Third Holdings Funding, LLC

(Exact name of depositor as specified in its charter)

Commission File Number of depositor: 333-211395

Central Index Key Number of depositor: 0001405332

c/o Fifth Third Holdings Funding, LLC

1701 Golf Road, Tower 1, 9th Floor, Rolling Meadows, Illinois 60008

(847) 354-7341

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Fifth Third Auto Trust 2017-1

Class A-1 1.30000% Auto Loan Asset Backed Notes

Class A-2-A 1.59% Auto Loan Asset Backed Notes

Class A-2-B LIBOR + 0.15% Auto Loan Asset Backed Notes

Class A-3 1.80% Auto Loan Asset Backed Notes

Class A-4 2.03% Auto Loan Asset Backed Notes

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Fifth Third Auto Trust 2017-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 6, 2021

FIFTH THIRD AUTO TRUST 2017-1,
as the issuing entity

By: Fifth Third Bank, National Association, solely as Administrator on behalf of the issuing entity

By:	/s/ Greg Vogele
Name: Greg Vogele
Title: SVP

By:	/s/ Nathan Steuber
Name: Nathan Steuber
Title: SVP

Form 15